[Chapman and Cutler LLP Letterhead]

April 8, 2025

VIA EDGAR CORRESPONDENCE

Christopher Bellacicco
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Amplify ETF Trust
File Nos. 333-207937; 811-23108

Dear Mr. Bellacicco,

This letter responds to your comments provided by telephone regarding the registration statement filed on Form N-1A for Amplify ETF Trust (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on March 25, 2025 (each, a “Registration Statement” and collectively, the “Registration Statements”). The Registration Statements relate to the Amplify Bitcoin [ ] Premium Income ETF (a “Fund” or the “Premium Income ETF”) and Amplify Bitcoin Max Income Covered Call ETF (a “Fund” or the “Covered Call ETF”, and collectively with the Premium Income ETF, the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the applicable Registration Statement. References to a “Fund” and to changes to be made to a Fund’s Registration Statement shall be deemed to refer to each Fund unless otherwise stated below.

Comment 1 – Amplify Bitcoin [ ] Premium Income ETF and Amplify Bitcoin Max Income Covered Call ETF – General

The staff of the Commission (the “Staff”) reminds the Funds and their management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the Registration Statements. Please ensure that corresponding changes are made to all similar disclosure. Please provide responses to all of the Staff’s comments on EDGAR in a timely manner to ensure sufficient time for review.

Response to Comment 1

The Registrant acknowledges the Staff’s comment and confirms that corresponding changes made in response to the Staff’s comments have been made to any similar disclosure throughout the Registration Statements. Further, the Registrant will provide the Staff with a response letter in the form of correspondence in a timely manner. Where the Registration Statement for each Fund has been revised in accordance with the Staff’s comment, such revisions will be reflected in the revised Registration Statement provided to the Staff via supplemental correspondence.

Comment 2 – Amplify Bitcoin [ ] Premium Income ETF– General

Please supplementally disclose the completed name of the Premium Income ETF.

Response to Comment 2

The name of the Premium Income ETF is “Amplify Bitcoin 24% Premium Income ETF.”

Comment 3 – Amplify Bitcoin [ ] Premium Income ETF and Amplify Bitcoin Max Income Covered Call ETF – General

Please include an 80% policy with respect to the term “Bitcoin” in the Fund’s name.

Response to Comment 3

In accordance with the Staff’s comment, the following 80% policy has been added to the principal investment strategies section of each Fund:

Under normal market conditions, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in financial instruments that provide exposure to the Bitcoin Price.

Comment 4 – Amplify Bitcoin [ ] Premium Income ETF and Amplify Bitcoin Max Income Covered Call ETF – Fee table

Please supplementally provide the Staff a completed fee table in your response.

Response to Comment 4

Please refer to Exhibit A and Exhibit B.

Comment 5 – Amplify Bitcoin [ ] Premium Income ETF and Amplify Bitcoin Max Income Covered Call ETF – Fee Table

The Staff notes the fee table includes a line item for “Acquired Fund Fees and Expenses.” Please supplementally explain what type of investments will result in acquired fund fees and expenses given that the Bitcoin ETPs in which the Fund will invest in are not registered investment companies.

Response to Comment 5

The Registrant confirms that neither Fund expects to incur AFFE and accordingly the line item for “Acquired Fund Fees and Expenses” has been removed from the fee table for both Funds.

Comment 6 – Amplify Bitcoin [ ] Premium Income ETF and Amplify Bitcoin Max Income Covered Call ETF – Principal Investment Strategies

The “Principal Holdings” table states, “A portion of the Fund’s long exposure to Bitcoin ETPs will come through the Fund owning shares of the Bitcoin ETPs.” This disclosure is placed underneath the column titled “Long Exposure (Synthetic long strategy).” Please consider revising the column title as the Staff notes that the Fund seems to be utilizing a direct investment strategy.

Response to Comment 6

In accordance with the Staff’s comment, the above referenced parenthetical has been removed.

Comment 7 – Amplify Bitcoin [ ] Premium Income ETF and Amplify Bitcoin Max Income Covered Call ETF – Principal Investment Strategies

The Staff notes the “Principal Holdings” table states, “The Fund may use the combination of purchasing call options and selling put options generally at the same strike price with the same expiration or may purchase an in-the-money call option.” Please add disclosure clarifying that a call option purchase and the corresponding put option hold will be in the same amount. If not, please supplementally explain how the Fund will maintain its synthetic long exposure.

Response to Comment 7

The disclosure has been revised to clarify in accordance with the Staff’s comment.

Comment 8 – Amplify Bitcoin [ ] Premium Income ETF and Amplify Bitcoin Max Income Covered Call ETF – Principal Investment Strategies

Please supplementally disclose:

(a)	How the Fund’s covered call strategy and options purchases are expected to impact the market or shares of unaffiliated Bitcoin ETPs; and

(b)	Whether any of the Bitcoin ETPs are affiliates of the Fund. If so, please supplementally provide a legal analysis as to why payment of the Bitcoin ETP’s management fee complies with Section 17(d)-1.

Response to Comment 8

(a)       The Registrant confirms that it does not anticipate the strategy of either Fund to have a material impact on the market or shares of unaffiliated Bitcoin ETPs. However, the Registrant will monitor the size and frequency of its covered call writing and options purchases, and will evaluate the liquidity of each Fund’s investments under both normal and reasonably foreseeable stressed conditions to ensure that it does not exceed the available liquidity or capacity of the overall market.

(b)        The Registrant confirms that none of the Bitcoin ETPs are affiliates of the Fund or the Adviser.

Comment 9 – Amplify Bitcoin [ ] Premium Income ETF and Amplify Bitcoin Max Income Covered Call ETF – Principal Investment Strategies

The Staff notes the “Examples” subsection states, “To the extent that the Bitcoin ETP price exceeds 10% appreciation, only 69% of the portfolio (i.e., the uncovered portion of the portfolio) would continue to participate in the price return gains experienced by the Bitcoin ETP.” Please add disclosure clarifying the extent to which the Fund’s holdings in Bitcoin ETPs will be uncovered.

Response to Comment 9

In accordance with the Staff’s comment, the following disclosure has been added to the Premium Income ETF:

The amount of the portfolio that the Fund writes options on will vary depending on a variety of factors, but under normal circumstances, the Fund expects to write options on 60% or less of its portfolio.

The Registrant notes the Covered Call ETF expects to write options on 100% of its portfolio.

Comment 10 – Amplify Bitcoin [ ] Premium Income ETF and Amplify Bitcoin Max Income Covered Call ETF – Principal Investment Strategies

The Staff notes the “Cayman Subsidiary” subparagraph states, “Furthermore, the Adviser, as the investment adviser to the Subsidiary, complies with the provisions of the 1940 Act relating to investment advisory contracts as it relates to its advisory agreement with the Subsidiary.” Please supplementally confirm that the Investment Advisory Agreement contemplates providing services to the Subsidiary.

Response to Comment 10

The Registrant confirms that the Adviser will enter into an Investment Advisory Agreement for any services to a Subsidiary.

Comment 11 – Amplify Bitcoin [ ] Premium Income ETF and Amplify Bitcoin Max Income Covered Call ETF – Principal Investment Strategies

With respect to the Subsidiary, please confirm in correspondence:

(a)	Whether the financial statements of the Subsidiary will be consolidated with those of the Fund. If not, please explain why not;

(b)	Whether the Subsidiary and its board will agree to inspection by the Staff of the subsidiary’s books and records which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder;

(c)	That the Subsidiary and its board of directors will agree to designate an agent for service or process in the United States; and

(d)	That the wholly-owned Subsidiary’s management fee (including any performance fee) if any will be included in the “Management Fees” line item of the fee table and that the Subsidiary’s expenses will be included in the “Other Expenses” line item in the fee table.

Response to Comment 11

(a)	The Registrant confirms the financial statements of a Subsidiary will be consolidated with the Fund’s financial statements.

(b)	The Registrant confirms any Subsidiary and its Board will agree to inspection of its books and records by the Staff, which will be maintained in accordance with the Investment Company Act.

(c)	The Registrant confirms any Subsidiary and its Board will designate an agent for service of process in the United States.

(d)	The Registrant confirms that the Adviser will assume any Subsidiary’s expenses (and therefore it is not necessary to include such expenses in “Other Expenses”).

Comment 12 – Amplify Bitcoin [ ] Premium Income ETF and Amplify Bitcoin Max Income Covered Call ETF – Principal Investment Strategies

Please supplementally explain the general policies and procedures related to how the Adviser, Administrator and/or Chief Compliance Officer will monitor trades or conflicts of interest regarding Fund personnel trades of Bitcoin made against or ahead of the Fund’s purchase of Bitcoin ETPs. Please describe any changes to the Fund’s code of ethics to take such transactions into account.

Response to Comment 12

The Registrant confirms it maintains robust policies and procedures to monitor trades and to assess conflicts of interest across all transactions. The Registrant further confirms that the Adviser’s code of ethics have been updated to apply to transactions in bitcoin or bitcoin-linked investments/derivatives and that Access Persons, as defined in Rule 17j-1 of the Investment Companies Act, will be required to preclear such transactions. The updated code of ethics will be filed with each Registration Statement.

Comment 13 – Amplify Bitcoin [ ] Premium Income ETF and Amplify Bitcoin Max Income Covered Call ETF – Digital Asset Regulatory Risk

The Staff notes the “Digital Asset Regulatory Risk” states, “As a result of the growth in the size of the digital asset market, as well as the 2022 Events, the U.S. Congress and a number of U.S. federal and state agencies (including FinCEN, SEC, OCC, CFTC, FINRA, the Consumer Financial Protection Bureau, the Department of Justice, the Department of Homeland Security, the Federal Bureau of Investigation, the Internal Revenue Service, state financial institution regulators, and others) have been examining the operations of digital asset networks, digital asset users and the digital asset markets.” Please define “2022 Events.”

Response to Comment 13

The disclosure has been revised in accordance with the Staff’s comments.

Comment 14– Amplify Bitcoin [ ] Premium Income ETF and Amplify Bitcoin Max Income Covered Call ETF – Call Option Strategy Risk

The Staff notes the “Call Option Strategy Risk,” states: “In circumstances where the Fund holds U.S. Treasuries directly in lieu of the Bitcoin ETP, the notional exposure of the sold call option contracts could exceed that of the Fund’s position in the Bitcoin ETP, and therefore a portion of such sold call options will be “uncovered” (meaning the Fund will not directly own sufficient securities underlying the option contracts).” Please add disclosure to the strategy clarifying that sold call options may be uncovered and why.

Response to Comment 14

The above-referenced disclosure has been removed.

Comment 15 – Amplify Bitcoin [ ] Premium Income ETF and Amplify Bitcoin Max Income Covered Call ETF – Statement of Additional Information

The Fund’s seventh fundamental policy states, “The Fund will not concentrate its investments in securities of issuers in any industry or group of identified industries, as the term “concentrate” is used in the 1940 Act, except to the extent the Index concentrates in an industry or group of identified industries. This restriction does not apply to obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities, or securities of other investment companies.” The Staff notes this policy does not match concentration policy in the prospectus. Please harmonize the policies to ensure consistency.

Response to Comment 15

The disclosure has been revised in accordance with the Staff’s comment.

Comment 16 – Bitcoin Max Income Covered Call ETF – General

Please apply the comments from the Premium Income ETF as applicable.

Response to Comment 16

The Registrant confirms the comments have been applied across both Funds, as applicable.

Comment 17 –Amplify Bitcoin Max Income Covered Call ETF – Call Options Strategy Risk

The “Call Options Strategy Risk” states, “In circumstances where the Fund holds U.S. Treasuries directly in lieu of the Bitcoin ETP, the notional exposure of the sold call option contracts could exceed that of the Fund’s position in the Bitcoin ETP, and therefore a portion of such sold call options will be “uncovered” (meaning the Fund will not directly own sufficient securities underlying the option contracts).” Please explain to the Staff why it is not misleading for the Covered Call ETF to have “Covered Call” in its name.

Response to Comment 17

As noted above in the Registrant’s response to comment 13, the referenced disclosure has been removed. The Registrant confirms that any investments in U.S. Treasuries are used as collateral in connection with each Fund’s strategy. Further, as noted in the Registrant’s response to comment 9 above, the Registrant confirms that 100% of the Covered Call ETF’s long exposure will be covered. Therefore, the Registrant does not believe the use of “Covered Call” in the name of the Covered Call ETF to be misleading.

Comment 18 –Amplify Bitcoin Max Income Covered Call ETF – Call Options Strategy Risk

The “Call Options Strategy Risk” states, “The covered call strategy utilized by the Fund is “synthetic” because the Fund’s exposure to the price return of the Bitcoin ETPs may be derived through options exposure, rather than direct holdings of the shares of the Bitcoin ETPs. Because such exposure is synthetic, it is possible that the Fund’s participation in the price return of the Bitcoin ETPs may not be as precise as if the Fund were directly holding shares of the Bitcoin ETPs.” The Staff notes that this language does not appear in the Premium Income ETF’s risk disclosure. Please add or explain why this language was not included in the risk disclosure.

Response to Comment 18

The “Call Options Strategy Risk” in the Premium Income ETF has been revised to include the above-referenced disclosure.

********

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren

Exhibit A

Amplify Bitcoin Max Income Covered Call ETF

FUND FEES AND EXPENSES

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.65%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.65%
(1) Estimate based on the expenses the Fund expects to incur for the current fiscal year.

EXAMPLE

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 YEAR	3 YEARS
$66	$208

Exhibit B

Amplify Bitcoin 24% Premium Income ETF

FUND FEES AND EXPENSES

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.65%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.65%
(1) Estimate based on the expenses the Fund expects to incur for the current fiscal year.

EXAMPLE

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 YEAR	3 YEARS
$66	$208